JCDecaux

082-34651

RECEIVED
SEC MAIL PROCESSING SECTION
APR 04 2007
WASH. D.C. 199

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Neuilly-sur-S

07022275

File 82-5247
Issuer : JCDecaux SA
Country : France

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Chine
Corée
Croatie
Danemark
Espagne
Estonie
États-Unis
Finlande
France
Hongrie
Irlande
Islande
Italie
Japon
Lettonie
Lituanie
Luxembourg
Malaisie
Mexique
Norvège
Pays-Bas
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Portugal
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Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A press release dated March 7, 2007 regarding Self service bicycles in Paris : Cyclocity® is creating 400 jobs immediately ;
- A press release dated March 8, 2007 in relation to Strengthning the partnership between JCDecaux and Wall : an exchange of assets and the creation of a 50/50 joint venture ;
- A press release dated March 14, 2007 Strong results underpinned by good organic growth ;
- A press release dated March 21, 2007 in relation to JCDecaux winning the public tender for street furniture and self service bicycles in Seville for 20 years.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, danylouise.richet@jcdecaux.fr or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

Dany Louise Richet
Legal Affairs
Head of the Stock Market / Company Law Department
Enc.

JCDecaux SA
Siège Social : 17, rue Soyer - 92523 Neuilly-sur-Seine Cedex - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

JCDecaux FILE 82-5247

Self service bicycles in Paris:
Cyclocity® is creating 400 jobs immediately

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Chine
Corée
Croatie
Danemark
Espagne
Estonie
États-Unis
Finlande
France
Hongrie
Inde
Irlande
Islande
Italie
Japon
Lettonie
Lituanie
Luxembourg
Malaisie
Mexique
Norvège
Ouzbékistan
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Russie
Serbie et Monténégro
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Turquie
Ukraine
Uruguay

Paris, 7 March 2007 – Cyclocity®, a subsidiary of JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region, number two worldwide, and number one in the world for self service bicycles, is recruiting over 400 staff to install, maintain and control the 20,600 bicycles that will be put in place in Paris in 2007.

Cyclocity® is immediately taking on 400 employees to prepare for installing and putting this new means of individual public transport into service. All employees will have permanent full or part time contracts (a minimum of 20 hours per week).

Depending on qualifications, the different types of posts being offered fall into three main categories:

- Logistics and on the ground: maintenance and control agents (jobs open to technicians and students - minimum of 20 hours per week)
- Workshop: mechanics and storekeepers
- Call centre: subscription administrators.

Training will take place at the JCDecaux training centre, enabling the new recruits to become proficient in the various bicycle related trades and so provide the best service as soon as it opens to the public.

Join the Cyclocity® teams now and be right at the centre of transport developments in major cities in a company that combines innovation, mobility and sustainable development.

Cyclocity® has self service bicycles in Lyon, Vienna, Cordoue, Gijon and Brussels and, from this summer, in Marseille, Aix en Provence and Mulhouse.

Internet website: www.jcdecaux.com

JCDecaux SA
Siège Social : 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

Key Figures for the Group:

- *2006 revenues: €1,946.4 million*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *725,000 advertising panels in 48 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

FILE 82-5247

Strengthening the partnership between JCDecaux and Wall:
- an exchange of assets
- the creation of a 50/50 joint venture
to sell advertising space in Germany

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Chine
Corée
Croatie
Danemark
Espagne
Estonie
États-Unis
Finlande
France
Hongrie
Inde
Irlande
Islande
Italie
Japon
Lettonie
Lituanie
Luxembourg
Malaisie
Mexique
Norvège
Ouzbékistan
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Russie
Serbie et Monténégro
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Turquie
Ukraine
Uruguay

Paris –8 March 2007 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region and number two worldwide, has announced that it is strengthening its partnership with the Group Wall AG, in which it holds a 35% interest. In 2006, Wall produced gross sales of 134.5 M € from 30,000 illuminated advertising panels on high quality street furniture in 60 cities.

As part of this process, JCDecaux undertakes to transfer 100% of its German subsidiaries VVR-Decaux (Berlin) and Georg Zacharias (Düsseldorf) to Wall AG. In exchange, Wall AG undertakes to transfer 100% of its Netherlands subsidiary (Wall Nederland), 10% of its American subsidiary (Wall USA, already held 50% by JCDecaux) and 100% of its Russian subsidiary (Wall Russia) to JCDecaux.

These transfers will allow JCDecaux to add to its networks and expand its offer for advertisers in three key markets.
- Wall Nederland is the third largest outdoor communication operator in the Netherlands and manages street furniture contracts in the country's main cities, notably in Amsterdam. This asset will strengthen JCDecaux's position as leader in street furniture in the Netherlands.
- Wall USA, currently held 50% by JCDecaux, operates street furniture contracts in Boston and Saint Louis in the United States. By increasing their holding in this company, JCDecaux will gain exclusive control allowing synergies with its other street furniture contracts in the United States, notably in San Francisco and Chicago.
- Wall Russia manages street furniture contracts for Moscow and Saint Petersburg. Its assets are highly complementary to those of BigBoard (held 40% by JCDecaux) which will enable the Group to continue to develop in the Russia market, where outdoor advertising represents 18% of the total advertising market.

Additionally, this new agreement brings an end to Wall's option to buy back the 35% JCDecaux holding in Wall AG.

Finally, a new 50/50 company will be created where both JCDecaux and Wall will bring their entire advertising portfolio to set up a unique national sales platform combining the high quality advertising locations in the main cities of Berlin, Hamburg, Cologne, Stuttgart, Leipzig, Dresden and Düsseldorf. This company requires the approval of the German competition authority.

Following this agreement, Jean-François Decaux, Co-CEO of JCDecaux, said: "*"I have been convinced of the benefits of a partnership between our two companies for a long time and I look forward to taking it to a new level. Both the assets swaps as well as the joint company for sales and marketing in Germany will create a lot of added value for both our clients and our share-holders"."*

JCDecaux SA
Siège Social : 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

Key Figures for the Group:

- *2006 revenues: €1,946.4 million*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *N°1 worldwide in self service bicycles*
- *725,000 advertising panels in 48 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

STRONG RESULTS UNDERPINNED BY GOOD ORGANIC GROWTH

- **Revenues up 11.5% to €1,946.4 million, organic revenues up 7.7%**
- **Operating margin rises 12.6% to €533.6 million**
- **EBIT up 10.9% to €331.9 million**
- **Net income Group share improves 4.1% to €201.1 million**
- **Free cash flow down 5.1% at €179.5 million**
- **Dividend increased by 5% to €0.42 per share**
- **2007 organic revenue growth expected to be maintained in a range similar to the 2006 level**

Paris, 14 March 2007 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and the number two worldwide, announced today strong results for the year ended December 31, 2006, underpinned by good organic revenue growth.

Revenues

As reported on 30 January 2007, consolidated revenues increased by 11.5% to €1,946.4 million in 2006. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 7.7%, reflecting stronger than expected growth in the fourth quarter and well ahead of growth in the global advertising market.

Operating Margin[1]

Group operating margin increased by 12.6% to €533.6 million from €474.1 million in 2005. The operating margin as a percentage of consolidated revenues was 27.4%, up 20 basis points compared to the prior period (2005: 27.2%), reflecting a slight decrease in the Street Furniture operating margin as a percentage of revenues offset by very strong increases in operating margin in Billboard and in the lower-margin Transport division.

- **Street Furniture:** Operating margin increased by 6.1% to €407.8 million. The operating margin as a percentage of revenues was 41.4%, a decrease of 10 basis points compared to 2005, as expected. Strong operating margin increases were recorded in many European markets including the United Kingdom, Spain and the Netherlands, while France recorded sound operating margin growth over the period. In Central and Eastern Europe, Sweden, Asia-Pacific and the United States, operating margin grew in double digits, while in Italy, the operating margin doubled in 2006 compared to the prior year.

- **Transport:** Operating margin increased by 70.1% to €52.9 million. As a percentage of revenues, the operating margin rose to a record 10.4%, an increase of 250 basis points compared to 2005 (7.9%). This improvement was driven both by the very strong increase in revenues, particularly in the United States, in France and Spain, as well as the contribution from the Chinese companies acquired in 2005, whose operating margins as a percentage of revenues are well above the Transport division average.

- **Billboard:** Operating margin increased by 24.4% to €72.9 million and as a percentage of revenues, the operating margin rose to 16.0%, an increase of 230 basis points compared to 2005 (13.7%). These strong increases were driven by solid revenue growth over the period, continued investment in quality locations as well as the ongoing benefits from the cost control program. The strongest performances were reported in the United Kingdom, Ireland, Spain and in Central & Eastern Europe, where the operating margin grew in double digits over the period in all these areas.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378,284.27 euros - # RCS: 307 570 747 Nanterre - FR 44307570747

EBIT[2] [3]

EBIT increased by 10.9% to €331.9 million, up from €299.3 million in 2005. The Group's EBIT margin was maintained at 17.1% of consolidated revenues.

Net income Group share[3]

Net income Group share increased by 4.1% to €201.1 million, compared to €193.2 million in 2005. This performance was driven by the increase in EBIT and equity affiliates as well as the decrease in minority interests, partially offset by a rise in tax, financial charges and a one-off impairment charge of €4.0 million[4].

Dividend

At the next Annual General Meeting of Shareholders (to be held on May 10th, 2007), the Executive Board will recommend a dividend of €0.42 per share for the 2006 financial year, a rise of 5% compared to 2005. The dividend will be paid on June 11th, 2007.

Capital expenditure

Net capex (acquisition of tangible and intangible assets, net of disposals of assets) was €168.1 million, compared to €141.3 million in the prior year, reflecting the planned increase in renewal capex.

Cash flows

The Group continued to generate strong **net cash flow from operating activities** at €347.6 million, compared to €330.5 million in the prior year (+ 5.2%). **Free cash flow**[5] decreased by 5.1% to €179.5 million, due to the increase in net capex and a negative working capital variation over the year.

Net debt[6]

Financial investments and the first-time dividend payment exceeded the amount of free cash flow generated in 2006. As a consequence, net debt as of 31 December 2006 increased by €100.5 million to €695.0 million compared to €594.5 million as of December 31st, 2005.

Commenting on the 2006 results, Jean-Charles Decaux, Chairman of the Executive Board and Co-CEO, said:

"We are pleased to announce another year of record performance that reflects the dedication of our teams and the quality of our media portfolio. Market share gains in most of our core European operations and an increasing contribution from our more recently developed geographies combined to drive a strong increase in both organic revenues and operating margin.

In 2007, we expect organic revenue growth to be maintained at a similar rate to that in 2006, reflecting the good opportunities in our markets. The short-term effect of contract renewal cycles in France and successful new contract wins in some of our Street Furniture markets will affect the operating margin as a percentage of revenues of this division in the current year, which we expect to be largely offset by the continued development in Transport and Billboard. We look forward to the future with confidence and believe that the Group is well positioned in its markets."

(1) **Operating Margin** = Revenues less Direct Operating Expenses (excluding Maintenance spare parts) less SG&A expenses.

(2) **EBIT** = Earnings Before Interests and Taxes = Operating Margin less Depreciation, amortization and provisions less Maintenance spare parts less Other operating income and expenses.

(3) Due to the retrospective application of the IAS 21 amendment applicable as of January 1st 2006 and the finalisation of the purchase accounting related to the Chinese acquisitions in 2005, 2005 EBIT and net income have been restated.

(4) The goodwill of VVR Decaux GmbH has been impaired for an amount of €4.0 million euro, following an asset transfer agreement signed on March 8, 2007 between JCDecaux SA and Wall AG

(5) **Free cash flow** = Net cash flow from operating activities less net capital investments (tangible and intangible assets).

(6) Net débt = Debt net of cash and net of loans granted to companies consolidated under the proportionate method, and including the non-cash impact of IAS39 (on both debt and derivatives) and excluding the non-cash impact of IAS 32 (debt on commitments to purchase minority interests).

Next information:
Q1 2007 revenues: 9 May 2007 (after market)
Annual General Meeting of Shareholders: 10 May 2007

Key Figures for the Group:

- *2006 revenues: €1,946.4 million*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (334,000 advertising panels)*
- *N°1 worldwide in airport advertising with 141 airports and around 300 transport contracts in metros, buses, tramways and trains (213,000 advertising panels)*
- *N°1 in Europe for billboards (216,000 advertising panels)*
- *N°1 in outdoor advertising in China (83,000 advertising panels in 21 different cities)*
- *N°1 worldwide in self service bicycles*
- *763,000 advertising panels in 48 countries*
- *Present in 3,500 cities with over 10,000 inhabitants*
- *8,100 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

Forward Looking Statement

Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

BALANCE SHEET

Assets

In million euros	12/31/2006	12/31/2005 Restated [(1)]	12/31/2004 Restated [(1)]
Goodwill	1,287.3	1,217.5	1,041.2
Other intangible assets	190.6	135.6	40.9
Property, plant and equipment	941.7	921.0	888.0
Investments in associates	299.6	233.0	209.7
Financial investments	8.3	6.3	6.9
Financial derivatives	2.5	0.3	0.7
Other financial investments	34.8	23.9	17.0
Deferred tax assets	7.2	12.5	7.2
Current tax assets	0.9	0.9	0.9
Other receivables	64.1	34.0	28.1
NON-CURRENT ASSETS	**2,837.0**	**2,585.0**	**2,240.6**
Other financial investments	4.0	1.1	0.6
Inventories	87.7	81.5	75.8
Financial derivatives	4.3	0.0	0.0
Trade and other receivables	601.6	571.9	500.2
Current tax assets	8.3	3.0	1.4
Cash and cash equivalents	119.8	114.7	52.7
CURRENT ASSETS	**825.7**	**772.2**	**630.7**
TOTAL ASSETS	**3,662.7**	**3,357.2**	**2,871.3**

(1) See Note 2 in the Consolidated Financial Statements "Reconciliation of the 2005 and 2004 restated financial statements"

Liabilities and Equity

In million euros	12/31/2006	12/31/2005 Restated (1)	12/31/2004 Restated (1)
Share capital	3.4	3.4	3.4
Additional paid-in capital	961.9	945.6	933.2
Consolidated reserves	744.4	637.2	510.2
Net income for the period (Group share)	201.1	193.2	156.0
Translation adjustments	1.8	7.5	(2.6)
Minority interests	(46.8)	(33.0)	(16.4)
TOTAL EQUITY	**1,865.8**	**1,753.9**	**1,583.8**
Provisions	167.6	155.4	152.6
Deferred tax liabilities	105.6	103.0	78.8
Financial debt	746.0	631.7	447.4
Debt on commitments to purchase minority interests	80.5	63.0	60.0
Other payables	8.7	9.0	2.5
Financial derivatives	34.6	20.3	35.5
NON-CURRENT LIABILITIES	**1,143.0**	**982.4**	**776.8**
Provisions	16.1	12.3	9.7
Financial debt	37.7	46.3	23.9
Debt on commitments to purchase minority interests	0.0	3.8	0.0
Financial derivatives	0.0	1.1	1.0
Trade and other payables	546.1	509.6	435.3
Current tax payable	29.8	30.8	26.2
Bank overdrafts	24.2	17.0	14.6
CURRENT LIABILITIES	**653.9**	**620.9**	**510.7**
TOTAL LIABILITIES AND EQUITY	**3,662.7**	**3,357.2**	**2,871.3**

(1) See Note 2 in the Consolidated Financial Statements "Reconciliation of the 2005 and 2004 restated financial statements"

INCOME STATEMENT

In million euros	2006	2005 Restated [(1)]	2004 Restated [(1)]
NET REVENUES	**1,946.4**	**1,745.2**	**1,627.3**
Direct operating expenses	(1,085.4)	(962.2)	(871.1)
Selling, general and administrative expenses	(327.4)	(308.9)	(291.9)
OPERATING MARGIN	**533.6**	**474.1**	**464.3**
Depreciation, amortization and provisions (net)	(169.9)	(145.8)	(141.2)
Maintenance spare parts	(28.9)	(27.3)	(37.3)
Other operating income and expenses	(2.9)	(1.7)	1.3
EBIT	**331.9**	**299.3**	**287.1**
Net interest expenses	(28.3)	(19.2)	(20.8)
Other net financial expenses	(16.8)	(8.5)	(10.8)
FINANCIAL RESULT	**(45.1)**	**(27.7)**	**(31.6)**
Income tax	(91.4)	(84.3)	(93.8)
Share of net profit of associates	12.6	9.5	6.5
NET INCOME BEFORE IMPAIRMENT OF GOODWILL AND RESULT FROM DISCONTINUED OPERATIONS	**208.0**	**196.8**	**168.2**
Result from discontinued operations			
Impairment of goodwill	(4.0)		(3.0)
CONSOLIDATED NET INCOME	**204.0**	**196.8**	**165.2**
Minority interests	2.9	3.6	9.2
NET INCOME (GROUP SHARE)	**201.1**	**193.2**	**156.0**
Earnings per share (in euros) [(2)]	0.908	0.874	0.705
Diluted Earnings per share (in euros) [(2)]	0.905	0.871	0.703
Weighted average number of shares [(2)]	221,427,121	221,129,562	221,411,893
Weighted average number of shares (diluted) [(2)]	222,272,053	221,853,793	221,808,944

(1) See Note 2 in the Consolidated Financial Statements "Reconciliation of the 2005 and 2004 restated financial statements."

(2) After deduction of treasury shares acquired by JCDecaux SA in 2002 and in 2005, and cancelled in 2005.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Group									
	Share Capital	Additional paid-in capital	Treasury shares	Retained earnings	Other reserves			Total	Minority interests	Total
In million euros					Financial derivatives instruments	Available For Sale securities	Translation reserve adjustment			
Restated equity as of December 31, 2003	**3.4**	**923.6**	**(2.1)**	**511.8**	**(0.1)**	**(0.7)**	**0.0**	**1,435.9**	**(13.7)**	**1,422.2**
Deferred tax recognized directly in equity				0.2				0.2		0.2
Other				1.1				1.1	0.5	1.6
Net income recognized directly in equity	0.0	0.0	0.0	1.3	0.0	0.0	0.0	1.3	0.5	1.8
Net income for the period				156.0				156.0	9.2	165.2
Balance of income and expenses recognized for the period	**0.0**	**0.0**	**0.0**	**157.3**	**0.0**	**0.0**	**0.0**	**157.3**	**9.7**	**167.0**
Change in translation adjustment							(2.6)	(2.6)	0.2	(2.4)
Capital increase (1)		6.1						6.1		6.1
Distribution of dividends								0.0	(12.5)	(12.5)
Share-based payments		3.5						3.5		3.5
Change in consolidation scope								0.0	(0.1)	(0.1)
Restated equity as of December 31, 2004	**3.4**	**933.2**	**(2.1)**	**669.1**	**(0.1)**	**(0.7)**	**(2.6)**	**1,600.2**	**(16.4)**	**1,583.8**
Available-for-sale assets						0.5		0.5	0.1	0.6
Cash flow hedge					(0.1)			(0.1)		(0.1)
Deferred tax on cash flow hedge								0.0		0.0
Deferred tax recognized directly in equity				(0.5)				(0.5)		(0.5)
Net income recognized directly in equity	0.0	0.0	0.0	(0.5)	(0.1)	0.5	0.0	(0.1)	0.1	0.0
Net income for the period				193.2				193.2	3.6	196.8
Balance of income and expenses recognized for the period	**0.0**	**0.0**	**0.0**	**192.7**	**(0.1)**	**0.5**	**0.0**	**193.1**	**3.7**	**196.8**
Change in translation adjustment							10.1	10.1	(0.1)	10.0
Capital increase (1)		8.4						8.4		8.4
Distribution of dividends								0.0	(9.6)	(9.6)
Share-based payments		4.0						4.0		4.0
Treasury shares:								0.0		0.0
- Purchase			(28.9)					(28.9)		(28.9)
- Cancellation			31.0	(31.0)				0.0		0.0
Debt on commitments to purchase minority interests								0.0	(0.6)	(0.6)
Change in consolidation scope								0.0	(10.0)	(10.0)
Restated equity as of December 31, 2005	**3.4**	**945.6**	**0.0**	**830.8**	**(0.2)**	**(0.2)**	**7.5**	**1,786.9**	**(33.0)**	**1,753.9**
Available-for-sale assets						2.0		2.0	0.7	2.7
Deferred tax on available-for-sale assets						(0.3)		(0.3)	(0.2)	(0.5)
Other				0.3				0.3		0.3
Net income recognized directly in equity	0.0	0.0	0.0	0.3	0.0	1.7	0.0	2.0	0.5	2.5
Net income for the period				201.1				201.1	2.9	204.0
Balance of income and expenses recognized for the period	**0.0**	**0.0**	**0.0**	**201.4**	**0.0**	**1.7**	**0.0**	**203.1**	**3.4**	**206.5**
Change in translation adjustment							(5.7)	(5.7)	(0.4)	(6.1)
Capital increase (1)		14.0						14.0	(0.4)	13.6
Distribution of dividends				(88.3)				(88.3)	(5.0)	(93.3)
Share-based payments		2.3						2.3		2.3
Debt on commitments to purchase minority interests								0.0	(9.0)	(9.0)
Change in consolidation scope								0.0	(2.3)	(2.3)
Other				0.3				0.3	(0.1)	0.2
Equity as of December 31, 2006	**3.4**	**961.9**	**0.0**	**944.2**	**(0.2)**	**1.5**	**1.8**	**1,912.6**	**(46.8)**	**1,865.8**

(1) *The increase in JCDecaux SA's share capital and additional paid-in capital is related to the exercise of stock options.*

CASH FLOW STATEMENT

In million euros	2006	2005 Restated (1)	2004 Restated (1)
Net income before tax	295.4	281.1	259.0
Share of net profit of associates	(12.6)	(9.5)	(6.5)
Dividends received from non-consolidated subsidiaries	(0.5)	(0.1)	(0.3)
Expenses related to share-based payments	2.3	4.0	3.5
Depreciation, amortization and provisions	170.2	143.9	145.5
Capital gains and losses	(2.0)	(1.5)	(0.3)
Discounting expenses	11.7	11.8	8.0
Net financial interest expenses	28.3	19.2	20.8
Financial derivatives and translation adjustments	15.0	(14.4)	(2.5)
Change in working capital	(43.2)	(8.4)	(7.2)
Change in inventories	(6.7)	(4.4)	20.0
Change in trade and other receivables	(65.0)	(17.5)	(34.8)
Change in trade and other payables	28.5	13.5	7.6
CASH PROVIDED BY OPERATING ACTIVITIES	**464.6**	**426.1**	**420.0**
Net financial interest paid	(27.5)	(19.2)	(21.3)
Income taxes paid	(89.5)	(76.4)	(65.2)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**347.6**	**330.5**	**333.5**
Acquisitions of intangible assets and property, plant and equipment	(175.1)	(148.3)	(151.2)
Acquisitions of financial assets (long-term investments)	(214.0)	(240.7)	(14.8)
Acquisitions of financial assets (other)	(18.0)	(15.3)	(5.6)
Total investments	**(407.1)**	**(404.3)**	**(171.6)**
Proceeds on disposal of intangible assets and property, plant and equipment	7.0	7.0	9.7
Proceeds on disposal of financial assets (long-term investments)	6.1	0.4	0.7
Proceeds on disposal of financial assets (other)	2.2	1.1	1.4
Total disposals of assets	**15.3**	**8.5**	**11.8**
NET CASH USED IN INVESTING ACTIVITIES	**(391.8)**	**(395.8)**	**(159.8)**
Dividends paid	(93.3)	(9.6)	(12.5)
Capital decrease	(0.4)		
Purchase of treasury shares		(28.9)	
Repayment of long-term debt	(28.0)	(88.6)	(349.2)
Repayment of debt (finance lease)	(3.3)	(2.7)	(2.3)
Cash outflow from financing activities	**(125.0)**	**(129.8)**	**(364.0)**
Dividends received	9.0	6.1	4.9
Capital increase	14.0	8.4	6.9
Increase in long-term borrowings	149.8	237.6	72.5
Cash inflow from financing activities	**172.8**	**252.1**	**84.3**
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**47.8**	**122.3**	**(279.7)**
Effect of changes in exchange rate	(5.7)	2.6	(0.9)
CHANGE IN NET CASH POSITION	**(2.1)**	**59.6**	**(106.9)**
Net cash position beginning of period	**97.7**	**38.1**	**145.0**
Net cash position end of period	**95.6**	**97.7**	**38.1**

(1) See Note 2 in the Consolidated Financial Statements "Reconciliation of the 2005 and 2004 restated financial statements"

JCDecaux wins the public tender for street furniture and self service bicycles in Seville for 20 years

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Paris, 21 March 2007 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region and number two worldwide, announced that its Spanish subsidiary has won a public tender for the city of Seville to install and operate **500** 2m² scrolling advertising panels as well as to install, maintain and manage 2,500 self-service bicycles and 250 stations for a period of 20 years. The bid, in which Clear Channel also participated, was unanimously selected by both the technical managers and political representatives.

Seville will be the third Spanish city after Gijon and Cordoba to benefit from Cyclocity®, the self-service bicycle hire service designed and developed by JCDecaux, which offers an ecologically-friendly, simple and cheap means of transport, for short trips around the city.

Number 1 worldwide for self-service bicycles, JCDecaux has already set up this new type of individual public transport system outside Spain, in Vienna (Austria) as well as in Lyon (France) and Brussels (Belgium). Over the next few months, it will also be rolled out in Marseille, Aix-en-Provence, Mulhouse and Paris, where the largest system in the world will be installed with 20,600 self-service bicycles.

Establishing Cyclocity® in Seville, the fourth largest city in Spain with a population of 700,000, demonstrates that this concept is increasingly being considered by cities when developing new urban travel policies. As the bicycle scheme in Lyon has shown, the public has immediately welcomed this intermodal vehicle, that is indicative of a new division of public spaces with its permanent availability, ease of use and respect for the environment.

Jean-Charles Decaux, Chairman of the Board and Co-CEO of JCDecaux, stated: "*In Cordoba and Gijon, Spain was one of the pioneers of the new concept of self-service bicycles, the first individual form of public transport that is now revolutionising city life. We are proud that Seville has given us the opportunity once again not only to demonstrate our expertise in terms of quality, innovation and sustainable development but also to deploy an unparalleled commercial offering in Spain. Present in the 15 largest Spanish cities, we are consolidating our N°1 positions in Street Furniture and Outdoor Advertising, and are now in a position to offer advertisers attractive and effective networks.*"

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

JCDecaux

Key Figures for the Group:

- *2006 revenues: €1,946.4 million*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (334,000 advertising panels)*
- *N°1 worldwide in airport advertising with 141 airports and around 300 transport contracts in metros, buses, tramways and trains (213,000 advertising panels)*
- *N°1 in Europe for billboards (216,000 advertising panels)*
- *N°1 in outdoor advertising in China (83,000 advertising panels in 21 different cities)*
- *N°1 worldwide in self service bicycles*
- *763,000 advertising panels in 48 countries*
- *Present in 3,500 cities with over 10,000 inhabitants*
- *8,100 employees*

Press Relations

Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations

Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

END